UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☒ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: September 30, 2024
☐
Transition Report on Form 10-K
☐
Transition Report on Form 20-F
☐
Transition Report on Form 11-K
☐
Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Not Applicable

PART I — REGISTRANT INFORMATION

Danimer Scientific, Inc.

Full Name of Registrant

140 Industrial Boulevard

Address of Principal Executive Office (Street and Number)

Bainbridge, GA 39817

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this Form could not be eliminated without unreasonable effort or expense;
[X]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, the Registrant has undertaken an ongoing comprehensive program of capital conservation and expense reduction, and is also analyzing a variety of transactions to provide additional sources of liquidity. These efforts and discussions have involved significant time by members of the Registrant's management and its Board of Directors. As a result of the increased workload associated with these efforts, including their impact on procedures related to finalizing its quarterly filing, the Registrant is unable to file its Form 10-Q for the quarterly period ended September 30, 2024 within the prescribed time period without unreasonable effort or expense.

The Registrant intends to file this Form 10-Q no later than the prescribed due date provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended. The Registrant anticipates that this Form 10-Q will disclose that substantial doubt exists about the Registrant's ability to continue as a going concern for twelve months following the expected issuance date of the Form 10-Q.

PART IV — OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Stephen A. Martin 812 618-6996

(Name) (Area Code) (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Danimer Scientific, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date November 15, 2024 By /s/ Stephen A. Martin

Chief Legal Officer and Corporate Secretary